PLAN PURSUANT TO RULE 12b-1

                                 PAUZE
                            TOMBSTONE FUND

                 Adopted by Trustees February 28, 1997

                               RECITALS

    1. PAUZE FUNDS, an unincorporated business trust organized under the laws of the Commonwealth of Massachusetts (the "Trust") is engaged in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "Act").

    2. The Trust operates as a "series company" within the meaning of Rule 18f-2 under the Act and is authorized to issue shares of beneficial interest in various series or sub-trusts (collectively the "Funds").
The shares of each Fund have been divided into various classes (e.g., no-load and Class A, Class B, and Class C) offered pursuant to a plan adopted pursuant to Rule 18f-3 under the Act.

    3. Pauze, Swanson & Associates Investment Advisors, Inc. (the "Advisor") is required, pursuant to an Advisory Agreement dated as of February 28, 1997, to pay all sales, promotion or distribution expenses in connection with the distribution of Pauze Tombstone Fund, a series of the Trust (the "Fund"), except as may be provided in a plan adopted pursuant to Rule 12b-1 under the Act.

    4. The Trust desires to adopt a Plan pursuant to Rule 12b-1 under the Act (the "Plan") for the provision of sales, promotional and administrative services related to the distribution of shares of the Fund.


    5. The Trustees as a whole, and the Trustees who are not interested persons of the Trust (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan and any agreements relating to it (the "Qualified Trustees"), having determined, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Section 36(a) and (b) of the Act, that there is a reasonable likelihood that this Plan will benefit the Fund and its shareholders, have approved the Plan by votes cast in person at a meeting called for the purpose of voting on this Plan and agreements related thereto.

    6. Pauze Swanson Capital Management Company, as the sole shareholder of the Fund and of each class of shares of the Fund, has approved the Plan.


                            PLAN PROVISIONS

SECTION 1. EXPENDITURES

    1(a). Purposes. Fund assets may be utilized to pay the Advisor for expenditures in connection with sales and promotional services related to the distribution of Fund shares, including personal services provided to prospective and existing Fund shareholders, which include, but are not limited to the costs of: preparation and distribution of prospectuses and promotional materials; making slides and charts for presentations; assisting shareholders and prospective investors in understanding and dealing with the Fund; and travel and out-of-pocket expenses (e.g. copy and long distance telephone charges) related thereto.

    1(b). Base Amount for all Classes of Shares. Fund assets will be utilized to pay the Advisor a fee of 0.25% of the Fund's average annual net assets (1/12 of 0.25% monthly) for its ongoing services and expenditures in connection with sales, promotional and administrative services related to the distribution of Fund shares, including personal services provided by persons or institutions to prospective and existing Fund shareholders.

    1(c). Additional Amount for Class B Shares. Fund assets attributable to Class B Shares in specific shareholder accounts will be utilized, to the extent not covered by the Contingent Deferred Sales Charge ("CDSC"), to pay the Advisor a fee of 0.75% of the Fund's average annual net assets (1/12 of 0.75% monthly) for its services and expenditures related to the distribution of Fund shares, including fees paid by the Advisor to broker-dealers for sales and promotional services.

    1(d). Compensation Type Plan. The Advisor may spend such amounts as it deems appropriate on any activities or expenses primarily intended to result in the sale of shares of the Fund and/or the servicing and maintenance of shareholder accounts.


SECTION 2. TERM AND TERMINATION

    (a) Initial Term. This Plan shall become effective when the public offering of shares commences and shall continue in effect for a period of one year thereafter unless terminated or otherwise continued or discontinued as provided in this Plan.

    (b) Continuation of the Plan. The Plan and any related agreements shall continue in effect for periods of one year thereafter for so long as such continuance is specifically approved at least annually by votes of a majority of both (a) the Trustees of the Trust and (b) the Qualified Trustees, cast in person at a meeting called for the purpose of voting on this Plan and such related agreements.

    (c) Termination of the Plan. This Plan may be terminated at any time by vote of a majority of the Qualified Trustees, or by vote of a majority of the outstanding voting securities of the Fund or applicable class of shares.


SECTION 3. AMENDMENTS

    This Plan may not be amended to increase materially the amount of distribution expenditures provided for in Section 1 hereof unless such amendment is approved by a vote of the majority of the outstanding voting securities of the Fund or applicable class of shares, and no material amendment to the Plan shall be made unless approved in the manner provided for annual renewal in Section 2(b) hereof.

SECTION 4. INDEPENDENT TRUSTEES

    While this Plan is in effect with respect to the Fund, the selection and nomination of Trustees who are not interested persons of the Trust (as defined in the Act) shall be committed to the discretion of the Trustees who are not interested persons.

SECTION 5. QUARTERLY REPORTS

    The Treasurer of the Trust shall provide to the Trustees and the Trustees shall review, at least quarterly, a written report of the amounts accrued and the amounts expended under this Plan for distribution, along with the purposes for which such expenditures were made.

SECTION 6. RECORDKEEPING

    The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to Section 5 hereof, for a period of not less than six years from the date of this Plan, the agreements or such report, as the case may be, the first two years in an easily accessible place.

SECTION 7. AGREEMENTS RELATED TO THIS PLAN

    Agreements with persons providing distribution services to be paid for or reimbursed under this Plan shall provide that:

         (a) the agreement will continue in effect for a period of one year and will continue thereafter only if specifically approved by vote of a majority of the Trustees of the Trust;

         (b) the agreement may be terminated at any time, without payment of any penalty, by vote of a majority of ( i ) the Qualified Trustees or (ii) the outstanding voting securities of the Fund, on not more than sixty (60) days' written notice to any other party to the agreement;

         (c) the agreement will terminate automatically in the event of an assignment;

         (d) in the event the agreement is terminated or otherwise discontinued, no further payments or reimbursements will be made by the Fund after the effective date of such action; and

         (e) payments and/or reimbursements may only be made for the specific sales or promotional services or activities identified in
    Section 1 of this Plan and must be made on or before the last day of the one year period commencing on the last day of the calendar quarter during which the service or activity was performed.